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Exhibit 99

[William Energy
Marketing & Trading Co. Letterhead]
November 7, 2002

Mr. Chip Bergeron
AES Red Oak, LLC
832 Red Oak Lane
Sayreville, NJ 08872

VIA Facsimile (732-238-4702) and Regular Mail

RE:	Letter Agreement related to compliance with Section 18.3(b) of the Fuel Conversion Services, Capacity and Ancillary Services Purchase Agreement by and between AES Red Oak, LLC ("AES") and Williams Energy Marketing & Trading Company ("Williams") dated September 17, 1999 as amended ("Agreement"); Alternative Credit Support

Dear Chip:

        This letter ("Letter Agreement") is intended to memorialize the agreement between AES and Williams regarding Williams' obligation to post alternative credit support as set forth in Section 18.3(b) of the Agreement due to The Williams Companies, Inc. falling below Investment Grade. All words capitalized herein but not otherwise defined shall have the meaning provided in the Agreement.

        Williams shall, within five (5) Business Days after AES' execution of this Letter Agreement, provide to AES a ten million dollar ($10,000,000) cash prepayment ("Prepayment"). The Prepayment shall be (i) non-replenishable; (ii) made in US Dollars; and (iii) made by wire transfer into an account to be specified by AES upon execution of this Letter Agreement. AES shall be entitled to use the Prepayment, in its sole discretion, as support for the Red Oak project. The Prepayment or any Alternative Credit Support (as such term is defined and addressed below), posted by Williams shall be considered to be security in an amount above and in addition to the security amounts provided by the existing TWC parental guaranty ("Guaranty") in favor of AES. It is expressly agreed and understood that the posting of the Prepayment or any Alternative Credit Support either now or in the future and/or any other terms set forth in this Letter Agreement, are not intended, nor do they, modify, alter or amend in any way, the terms and conditions of the Guaranty currently in place. The Guaranty remains in full force and effect, and AES retains all of its rights and remedies provided by that Guaranty.

        Based on the aforementioned, AES acknowledges that upon posting of the Prepayment and until January 6, 2003, Williams shall be considered in full compliance with its obligations to provide reasonably acceptable alternative credit support. AES acknowledges that the Prepayment may, at Williams' election, make up a part of the acceptable Alternative Credit Support as set forth below that Williams will provide to AES by January 6, 2003.

        For the purposes of this Letter Agreement, the Alternative Credit Support ("Alternative Credit Support") to be provided by Williams to AES on or before January 6, 2003 is expressly understood and agreed by the parties to include, at Williams' sole discretion, any one of the following, in whole or in part or any combination thereof, equal to $35 million dollars: (a) cash; (b) letter(s) of credit with AES as the sole beneficiary substantially in the form as previously posted by TWC in support of the AES Ironwood project, unless mutually agreed to otherwise; or (c) a direct obligation of the United States Government delivered to a custodial securities account as designated by AES with a maturity of not more than three (3) years.

        Williams also agrees to replenish any portion of the Alternative Credit Support that is drawn, reduced, cashed or redeemed, at any time, with an equal amount of Alternative Credit Support.

        AES, as modified by the remainder of this paragraph, shall be obligated to return the Prepayment to Williams upon the earlier of (i) TWC regaining its Investment Grade rating or Williams provides a substitute guaranty of Investment Grade rating; (ii) the beginning of Contract Year 20; or (iii) the posting of Alternative Credit Support by Williams as set forth below. In the case of items (i) and (iii) above, except to the extent, in the case of item (iii), Williams elects to have all or a portion of the Prepayment make up a combination of the Alternative Credit Support required to be posted pursuant to Section 18.3(b) of the Agreement, Williams shall have the right to recoup the Prepayment by set-off of any and all amounts owing to AES under the Agreement beginning no earlier than the June in the calendar year after the occurrence of item (i) or (iii) and continuing thereafter until the Prepayment has been fully recovered. In the case of item (ii) above, Williams shall have the right to immediately set-off all amounts owing to AES under the Agreement after the occurrence of item (ii) and continuing thereafter until the Prepayment has been fully recovered. Except to the extent Williams elects to include the Prepayment as part of the Alternative Credit Support, the amount of Alternative Credit Support posted by Williams pursuant to this Letter Agreement shall be initially reduced by the amount of the Prepayment, and Williams shall thereafter increase the Alternative Credit Support proportionately as Williams recoups the Prepayment set-off on the payment due date of amounts owing to AES.

        If AES does not return the Prepayment to Williams as set forth in the preceding paragraph then AES shall be considered in default under the Agreement and Williams shall be entitled to enforce any and or all of its contractual rights and remedies as set forth in the Agreement, including, but not limited to, drawing on the Letter of Credit previously posted by AES in favor of Williams. If on or before January 6, 2003 Williams has not posted Alternative Credit Support in addition to or in replacement of the Prepayment, then AES shall be entitled to enforce any or all contractual rights and remedies of AES as set forth in the Agreement.

        Any disputes arising from this Letter Agreement shall be governed by, and proceed pursuant to, the dispute resolution procedures set forth in the Agreement.

        If you are in agreement with the terms and conditions set forth in this letter, please execute in the space provided below and return to Williams via fax (918) 573-6928.

Sincerely,

/s/ D. BLAKE HERNDON D. Blake Herndon Sr. Vice President, Origination Williams Energy Marketing & Trading Co.

AGREED:
By:

/s/ A.W. BERGERON Name: A.W. Bergeron Title: President, AES Red Oak, LLC
cc:	Bill Hobbs John Nelson Mark Cardano Steve Ballard John Gammie

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  Exhibit 99